Administrative Offices 301 E 4th Street Cincinnati, Ohio 45202-4201 Tel 1-513-369-5000	INSURED COPY 206-25-75 - 01

RIDER NO. 4

To be attached to and form part of Investment Company Bond,

Bond No.     206-25-75 - 01

In favor of     Chou America Mutual Funds

It is agreed that:

1. If the Insured shall, while this Bond is in force, establish any new funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of another institution, such funds shall automatically be covered, hereunder from the date of such establishment without the payment of additional premium for the remainder of the Bond Period.

2. Notice of any newly established funds during the Bond Period are to be made to the Underwriter at the earliest practicable moment and prior to the expiration date of the attached Bond.

3. If the Insured shall, while this Bond is in force, require an increase in the Limit of Liability of Insuring Agreement (A) Fidelity in order to comply with the Securities and Exchange Commission Rule 17g-1 of the Investment Company Act of 1940 (17 Code of Federal Regulations 270.17g-1) due to an increase in asset size of the currently named funds or via the addition of newly established funds by the Insured under the Bond , such increase in the Limit of Liability for Insuring Agreement (A) Fidelity (as required) shall automatically be increased up to the minimum required and mandated by S.E.C. Rule 17g-1, but shall not exceed an each and every loss Limit of Liability of $2,500,000 hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

4. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations, conditions or agreements of the attached bond other than as above stated.

5. This rider shall become effective as of 12:01 a.m. on 11/01/2011 standard time.

CERTIFICATE OF THE SECRETARY OF CHOU AMERICA MUTUAL FUNDS

THE UNDERSIGNED, duly appointed Secretary of Chou America Mutual Funds (the “Trust”), a Delaware statutory trust, does hereby certify that the following are full, true and correct copies of certain resolutions unanimously approved by the Board of Trustees of the Trust (the “Board”) on December 1, 2011, and that such resolutions have not been rescinded, amended or modified and on the date hereof are in full force and effect:

VOTED: That, upon consideration of the material factors, including those factors specified by the applicable regulations, the Board, including a majority of the Independent Trustees, hereby approves the amendment to the fidelity bond (the “Bond”), covering each officer and employee of the Trust against larceny and embezzlement, in the form of Rider No. 4; and it was

FURTHER VOTED: That the Board hereby approves the proposed additional premium for the Bond and authorizes the officers of the Trust to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they or any of them, may determine to be necessary or appropriate to obtain coverage for the Trust under the Bond; and it was

FURTHER VOTED: That an officer of the Trust be, and each of them hereby is, authorized to file the fidelity bond with the U.S. Securities and Exchange Commission and give notices required under Paragraph (g)(1) of Rule 17g-1; and it was

FURTHER VOTED: That the officers of the Trust be, and each of them hereby is, authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing resolutions and the purpose and intent thereof.

IN WITNESS WHEREOF, the undersigned has executed this certificate this 7th day of December 2011.

/s/ Megan Hadley Koehler
Megan Hadley Koehler
Secretary of the Trust